File No. 69-292

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

____________________________

Form U-3A-2 for 2004

Statement by Holding Company Claiming Exemption

Under Rule U-2 From the Provisions of the Public

Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

QUESTAR CORPORATION

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.  Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Questar Corporation ("Questar" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433.  On October 2, 1984, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission following a holding company reorganization in which Questar Gas Company ("Questar Gas") became a subsidiary of Questar.  Questar subsequently filed a Form U-3A-2 on March 1, 1985, and on or before each subsequent March 1 to the present time.

As a parent company, Questar provides certain administrative services, e.g., human resources, public relations, communications, tax, financial, and audit, to companies within the consolidated group.  Questar has two primary direct subsidiaries:  Questar Regulated Services Company, a Utah corporation ("Regulated Services"); and Questar Market Resources, Inc., a Utah corporation ("Market Resources").  The Company owns 100 percent of the common stock issued by each of these directly held subsidiaries.

Regulated Services has three subsidiaries:  Questar Gas, a Utah corporation; Questar Pipeline Company, a Utah corporation ("Questar Pipeline"); and Questar Energy Services, Inc. ("Energy Services").  Questar Gas is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho.  Questar Gas also transports natural gas for industrial users in Utah and Wyoming.  Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's natural gas service in Idaho is regulated by the Public Service Commission of Utah.  Questar Gas's customers in Idaho are served under the provisions of its Utah tariff.  Questar Pipeline currently transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado.  It has the following subsidiaries:  Questar Transportation Services Company, Questar Southern Trails Company, Questar Overthrust Pipeline Company, and Questar Overthrust Company.  Each subsidiary is incorporated in Utah and conducts transmission or processing operations.  Energy Services performs energy management services and other activities.

The Company has announced that Regulated Services will be merged into Questar Gas effective March 31, 2005.  As of that date, Questar Gas and Questar Pipeline will be direct subsidiaries of Questar while Energy Services will be a direct subsidiary of Questar Gas.

Market Resources engages in various businesses not subject to state utility regulation through several subsidiaries:  Wexpro Company ("Wexpro"), which conducts gas and oil development and production activities on certain producing properties for the benefit of Questar Gas in the Rocky Mountain region; Questar Exploration and Production Company ("Questar E&P"), which engages in gas and oil exploration and related development and production activities throughout the western and Midcontinent portions of the United States in its name and through QEP Uinta Basin, Inc.; Questar Energy Trading Company ("Energy Trading"), which conducts energy marketing activities; and Questar Gas Management Company ("Gas Management"), which is engaged in gathering and field processing activities.  Neither Market Resources nor any of its subsidiaries is a "public utility company," as such term is defined in the Act.  All companies owned by Market Resources have their principal offices at 180 East 100 South Street, Salt Lake City, Utah, but the group also has offices in Denver, Colorado, Oklahoma City and Tulsa, Oklahoma.

With the exception of Questar Gas, none of the companies directly or indirectly owned by Questar is a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "Act").  Questar's directly held subsidiaries have their principal executive offices at 180 East 100 South, Salt Lake City, Utah.  Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

2.  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Questar Gas, which is a "gas utility company" for purposes of the Act, was distributing natural gas to 794,117 sales and transportation customers (defined as the number of service agreements) in Utah, southwestern Wyoming, and southeastern Idaho as of year-end 2004.  Of these customers, 768,492 were located in Utah, 23,877 were located in southwestern Wyoming, and 1,748 were located in southeastern Idaho.  Questar Gas owns and operates approximately 24,177 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 23,186 miles in its Utah distribution system.

Under the terms of a settlement agreement among Questar Gas, Wexpro and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981.  Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers.  Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies.  Gas owned by Questar Gas, plus gas attributable to royalty interest owners in the same reservoirs, constituted 41 percent of Questar Gas's total gas supply in 2004 and is reflected in Questar Gas's rates at "cost-of-service" prices.

Questar Gas is directly responsible for all gas acquisition activities.  Questar Pipeline transports the gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro.  Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming, and Colorado.  Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants.  Energy Trading markets natural gas and electricity, but does not own any distribution facilities in connection with such activities.

3.  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)  Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

During the 2004 calendar year, Questar Gas sold 101,798 thousand decatherms ("Mdth") of natural gas, including 92,975 Mdth at retail (defined as residential and commercial customers), and transported 34,278 Mdth of natural gas.  (Questar Gas generally reports volumes in decatherms ("Dth"); a Dth is equal to ten therms or one million Btu's.  In Questar Gas's gas system, each thousand cubic feet of natural gas contains approximately 1.055 Dth.)  For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers.  The 8,823 Mdth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles.

For 2004, Questar Gas had total revenues of $764,193,000, including $736,107,000 for gas distribution operations.  Of this latter figure, $706,725,000 was attributable to Utah, $28,002,000 to Wyoming, and $1,380,000 to Idaho.  Questar Gas did not distribute any manufactured gas during such calendar year.  Questar Gas is the only public utility company among the Company's subsidiaries.  Questar itself did not make any sales of natural or manufactured gas during 2004.

The Company itself did not sell any natural or manufactured gas.

(b)  Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

During the 2004 calendar year, Questar Gas distributed at retail 3,575 Mdth of natural gas outside the state of Utah, its state of incorporation.

The Company itself did not distribute at retail any natural or manufactured gas.

c)  Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

During 2004, Questar Gas sold 348 Mdth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations.  Questar Gas, during 2004, transported 360 Mdth of natural gas for industrial customers outside Utah.  Questar Gas did not sell at wholesale any manufactured gas during 2004.  Questar itself did not sell at wholesale any natural gas or manufactured gas during 2004.

Questar itself did not sell at wholesale any natural or manufactured gas.

(d)  Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

During the 2004 calendar year, Questar Gas purchased 28,223 Mdth of natural gas or approximately 27 percent of its total gas supply outside the state of Utah or at the state line.  Questar itself did not purchase any gas volumes.

4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.  Neither Questar nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None.  Questar and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.  Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.  Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(e)  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

None.  Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

UNDERTAKING

Questar hereby undertakes that it will not issue any shares of its authorized preferred stock unless, on a pro forma basis giving effect to such issuance, (1) consolidated earnings of Questar and its subsidiaries available for interest and dividends for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance of such stock, determined in accordance with generally accepted accounting principles, would be at least one and one-half times the sum of the annual interest requirements on consolidated long-term debt of Questar (including current maturities and excluding interest charges on indebtedness to be retired by the application of proceeds from the issuance of such shares or in connection with the transaction in which such shares are issued) and the annual dividend requirements on shares of preferred stock of Questar and its subsidiaries; (2) the aggregate outstanding long-term debt (including current maturities) of Questar and its subsidiaries on a consolidated basis is less than or equal to 60 percent of the capitalization of Questar and its subsidiaries on a consolidated basis; and (3) Questar's common stock represents at least 35 percent of the capitalization of Questar and its subsidiaries on a consolidated basis.  For purposes of the foregoing, consolidated earnings of Questar and its subsidiaries available for interest and dividends shall be determined on an after-tax basis and shall be the sum of income before extraordinary items and interest expense; pro forma income available for interest and dividends and pro forma interest charges shall include income and interest charges of businesses acquired, or proposed to be acquired, in conjunction with the issuance of Questar preferred stock, for the pro forma periods, regardless of whether the company acquired shall be accounted for on a pooling-of-interests basis or otherwise, provided that such earnings available for interest and dividends is determinable for the acquired business in accordance with generally accepted accounting principles; and consolidated capitalization shall include long-term debt (including current maturities), preferred stock and any premium thereon, and the sum of the common equity accounts of the company, all as prepared in accordance with generally accepted accounting principles.

Questar has not issued any shares of its authorized preferred stock and has no current plans to do so.

#

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The following exhibits are attached to and made a part of this filing:

Exhibit A-1.1	Consolidating Statement of Income of Questar Corporation for year-ended December 31, 2004.
Exhibit A-1.2	Consolidating Statement of Income of Questar Market Resources for the year-ended December 31, 2004.
Exhibit A-2	Consolidated Statement of Common Shareholders' Equity of Questar Corporation at December 31, 2004.
Exhibit A-3.1 Exhibit A-3.2	Consolidating Balance Sheet of Questar Corporation at December 31, 2004. Consolidating Balance Sheet of Questar Market Resources at December 31, 2004.

EXHIBIT B

An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.  The Company does not have an interest in any exempt wholesale generator or foreign utility company.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March, 2005.

[corporate seal]

QUESTAR CORPORATION

Attest:

/s/Connie C. Holbrook

By /s/ S. E. Parks

Connie C. Holbrook

     S. E. Parks

Secretary

     Senior Vice President and Chief Financial Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Connie C. Holbrook

Senior Vice President, General Counsel & Secretary

Questar Corporation

180 East 100 South, P.O. Box 45433

Salt Lake City, Utah 84145-0433

#

EXHIBIT A-1.1
QUESTAR CORPORATION
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004
(Unaudited)

				Questar	Questar Regulated Services
	Questar		Corporate	Market	Questar		Questar
	Corporation	Intercompany	and Other	Resources	Pipeline	Questar	InfoComm
	Consolidated	Transactions	Operations	Consolidated	Consolidated	Gas	Other	Consolidated
		(In Thousands)
Revenues
From unaffiliated customers	$1,901,431		$172	$1,053,854	$67,844	$759,486	$10,431	$9,644
From affiliated companies		$(240,167)	220	131,427	88,635	4,707	1,944	13,234
Total revenues	1,901,431	(240,167)	392	1,185,281	156,479	764,193	12,375	22,878

Operating expenses
Cost of natural gas and
other products sold	840,544	(219,913)		518,437		536,128	3,381	2,511
Operating and maintenance	309,090	(15,552)	(2,725)	144,668	55,654	104,786	7,001	15,258
Depreciation, depletion and
amortization	216,175		632	142,688	28,235	41,956	351	2,313
Exploration	9,239			9,239
Questar Gas rate-refund obligation	4,090					4,090
Abandonment and impairment of gas,
oil and other properties	15,758			15,758
Other taxes and expenses	90,948	(4,702)	798	77,945	6,557	9,767	187	396
Total operating expenses	1,485,844	(240,167)	(1,295)	908,735	90,446	696,727	10,920	20,478
Operating income	415,587		1,687	276,546	66,033	67,466	1,455	2,400

Interest and other income	6,598	(2,891)	2,024	2,240	202	3,508	132	1,383
Earnings from unconsolidated	5,125			5,125
affiliates
Debt expense	(68,429)	2,891	(1,451)	(27,412)	(22,242)	(19,733)	(74)	(408)
Income taxes	(129,580)		(466)	(91,088)	(16,397)	(19,780)	(582)	(1,267)
Net income	$229,301		$1,794	$165,411	$27,596	$31,461	$931	$2,108

EXHIBIT A-1.2
QUESTAR MARKET RESOURCES, INC.
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004
(Unaudited)

	Questar		Questar			Questar	Questar
	Market		Market	Questar		Gas	Energy
	Resources	Intercompany	Resources	Exp & Prod	Wexpro	Management	Trading
	Consolidated	Transactions	& Other	Consolidated	Company	Consolidated	Consolidated
	(In Thousands)
Revenues
From unaffiliated customers	$1,053,854			$448,706	$17,315	$68,643	$519,190
From affiliated companies	131,427	$(422,200)		90	115,637	30,300	407,600
Total revenues	1,185,281	(422,200)		448,796	132,952	98,943	926,790

Operating expenses
Cost of natural gas and
other products sold	518,437	(403,385)		2,232		909	918,681
Operating and maintenance	144,668	(18,815)	($216)	82,501	20,449	56,719	4,030
Depreciation, depletion and
amortization	142,688		230	107,452	25,031	9,446	529
Exploration	9,239			9,239
Abandonment and impairment of gas,
oil and other properties	15,758			12,968	2,790
Other expenses	77,945			47,102	29,549	1,082	212
Total operating expenses	908,735	(422,200)	14	261,494	77,819	68,156	923,452
Operating income (loss)	276,546		(14)	187,302	55,133	30,787	3,338
Interest and other income	2,240	(25,411)	25,411	988	503	318	431
Earnings from unconsolidated
affiliates	5,125			172		4,953
Debt expense	(27,412)	25,411	(25,411)	(21,679)	(931)	(2,766)	(2,036)
Income taxes	(91,088)		28	(58,625)	(19,402)	(12,245)	(844)
Net income	$165,411		$14	$108,158	$35,303	$21,047	$889

EXHIBIT A-2
QUESTAR CORPORATION
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(Unaudited)				Accumulated
				Other
				Compre-	Compre-
	Common Stock	Retained		hensive	hensive
	Shares	Amount	Earnings	Income (Loss)	Income
	(Dollars in Thousands)

Balances at January 1, 2002	81,523,407	$282,297	$772,408	$26,076
Common stock issued	590,822	9,151
Common stock repurchased	(60,469)	(1,594)
2002 net income			155,596		$155,596
Dividends paid ($0.725 per share)			(59,302)
Income tax benefit associated with stock-
based compensation		1,642
Adjustment of minority interest		6,093
Amortization of nonvested stock		1,129
Other comprehensive income
Change in unrealized loss on energy hedges,
net of income taxes of $25,651				(42,799)	(42,799)
Minimum pension liability, net of income
taxes of $7,296				(11,779)	(11,779)
Unrealized loss on securities available for sale,
net of income taxes of $2,005				(3,237)	(3,237)
Unrealized gain on interest rate swaps,
net of income taxes of $235				392	392
Foreign currency translation adjustment,
net of income taxes of $2,375				2,688	2,688
Balances at December 31, 2002	82,053,760	298,718	868,702	(28,659)	$100,861
Common stock issued	1,293,439	21,855
Common stock repurchased	(113,248)	(3,462)
2003 net income			173,616		$173,616
Dividends paid ($0.78 per share)			(64,538)
Income tax benefit associated with stock-
based compensation		4,462
Amortization of nonvested stock		2,041
Acquisition of minority interest		1,169
Other comprehensive income
Change in unrealized loss on energy hedges,
net of income taxes of $9,429				(15,755)	(15,755)
Minimum pension liability, net of income
taxes of $1,930				3,116	3,116
Balances at December 31, 2003	83,233,951	324,783	977,780	(41,298)	$160,977
Common stock isued	1,335,103	29,145
Common stock repurchased	(127,714)	(4,778)
2004 net income			229,301		$229,301
Dividends paid ($0.85 per share)			(71,363)
Income tax benefit associated with stock-
based compensation		6,479
Amortization of nonvested stock		2,388
Other comprehensive income

Change in unrealized loss on energy hedges,
net of income taxes of $5,677				(9,515)	(9,515)
Minimum pension liability, net of income
taxes of $2,084				(3,364)	(3,364
Balances at December 31, 2004	$84,441,340	$358,017	$1,135,718	($54,177)	$216,422

EXHIBIT A-3.1
QUESTAR CORPORATION
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(Unaudited)

				Questar	Questar Regulated Services
	Questar	Inter-		Market	Questar			Questar
	Corporation	company		Resources	Pipeline	Questar		InfoComm
	Consolidated	Transactions	Corporate	Consolidated	Consolidated	Gas	Other	Consolidated
	(In Thousands)
CURRENT ASSETS
Cash and cash equivalents	$3,681		$1,410	($4,394)	$3,007	$2,131	$1,138	$389
Notes receivable from affiliates		($268,200)	195,400	49,400	2,900		13,700	6,800
Accounts and notes receivable	262,373	(48,730)	13,212	193,786	9,851	76,896	6,786	10,572
Unbilled gas accounts receivable	59,160					59,160
Fair value of hedging contracts	9,334			9,334
Inventories, at lower of average cost
or market
Gas and oil storage	66,944			22,604		44,340
Materials and supplies	18,993			8,631	3,411	6,166	781	4
Prepaid expenses and other	23,690		479	16,632	3,366	2,188	813	212
Purchased gas adjustment	35,853					35,853
TOTAL CURRENT ASSETS	480,028	(316,930)	210,501	295,993	22,535	226,734	23,218	17,977
PROPERTY, PLANT AND
EQUIPMENT	4,877,771		5,516	2,456,332	1,055,030	1,315,537	20,632	24,724
Less accumulated depreciation,
depletion and amortization	1,893,111		4,678	937,267	355,407	572,290	15,396	8,073
NET PROPERTY, PLANT AND
EQUIPMENT	2,984,660		838	1,519,065	699,623	743,247	5,236	16,651
INVESTMENT IN UNCON-
SOLIDATED AFFILIATES	33,229	(1,971,702)	1,393,173	33,229			578,529
OTHER ASSETS
Goodwill	71,260			61,423	4,185	5,652
Regulatory assets	32,120				11,803	19,528	789
Intangible pension asset	12,394		12,394
Fair value of hedging contracts	1,815			1,815
Other noncurrent assets	31,152	(5,097)	1,690	11,506	10,644	6,281	1,355	4,773
TOTAL OTHER ASSETS	148,741	(5,097)	14,084	74,744	26,632	31,461	2,144	4,773

	$3,646,658	($2,293,729)	$1,618,596	$1,923,031	$748,790	$1,001,442	$609,127	$39,401

EXHIBIT A-3.1 (continued)
QUESTAR CORPORATION
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(Unaudited)

				Questar	Questar Regulated Services
Questar		Inter-		Market	Questar			Questar
Corporation		company		Resources	Pipeline	Questar		InfoComm
Consolidated		Transactions	Corporate	Consolidated	Consolidated	Gas	Other	Consolidated
(In Thousands)
CURRENT LIABILITIES
Short-term debt	$68,000		$68,000
Notes payable to affiliates		($268,200)	72,800	$61,200	$28,000	$95,200	$2,600	$8,400
Accounts payable and accrued expenses
Accounts and other payables	282,562	(48,730)	5,918	183,346	13,474	116,444	8,583	3,527
Production and other taxes	49,779		280	36,127	2,390	10,653	191	138
Rate refund obligations	25,343				4,710	20,633
Questar Gas customer credit
balances	24,771					24,771
Interest	14,464			8,495	1,743	4,226
Federal income taxes	1,447		1,625	4,559	899	(6,701)	36	1,029
Deferred income taxes - current	13,624					13,624
Total accounts payable and
accrued expenses	411,990	(48,730)	7,823	232,527	23,216	183,650	8,810	4,694
Fair value of hedging contracts	64,179			64,179
Current portion of long-term debt	12							12
TOTAL CURRENT LIABILITIES	544,181	(316,930)	148,623	357,906	51,216	278,850	11,410	13,106
LONG-TERM DEBT,	933,195			350,000	310,096	273,000		99
less current portion
DEFERRED INCOME TAXES
(ASSET)	532,809		(11,134)	313,511	115,321	117,761	(2,584)	(66)
ASSET RETIREMENT
OBLIGATIONS	67,288	(5,097)		66,375	265	5,745
PENSION LIABILITIES (ASSET)	32,640		31,319	(1,373)	(556)	(296)	3,546
POST-RETIREMENT BENEFITS	15,279		3,770	8,472	(5,639)	(1,380)	10,056
FAIR VALUE OF HEDGING
CONTRACTS	14,471			14,471
OTHER LONG-TERM LIABILITIES	67,237		6,460	24,799	16,337	12,791	1,484	5,366

COMMON SHAREHOLDERS'
EQUITY
Common stock	358,017	(34,111)	358,017	4,309	6,551	22,974		277
Additional paid-in capital		(945,081)		116,027	142,034	121,875	544,737	20,408
Retained earnings	1,135,718	(1,034,660)	1,135,718	710,684	113,165	170,122	40,478	211
Accumulated other comprehensive (loss)	(54,177)	42,150	(54,177)	(42,150)
TOTAL COMMON
SHAREHOLDERS' EQUITY	1,439,558	(1,971,702)	1,439,558	788,870	261,750	314,971	585,215	20,896
	$3,646,658	($2,293,729)	$1,618,596	$1,923,031	$748,790	$1,001,442	$609,127	$39,401

EXHIBIT A-3.2
QUESTAR MARKET RESOURCES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(Unaudited)
			Questar
	Questar Market		Market	Questar		Questar	Questar
	Resources	Intercompany	Resources	E & P	Wexpro	Gas	Energy
	Consolidated	Eliminations	and Other	Consolidated	Company	Management	Trading
	(In Thousands)
CURRENT ASSETS
Cash and cash equivalents	$ (4,394)	-	$ 195	$ (4,879)	$ (722)	$ (1,103)	$ 2,115
Notes receivable from affiliates	49,400					10,800	38,600
Accounts and notes receivable	193,786	($173,081)	12,095	177,612	29,174	23,769	124,217
Fair value of hedging contracts	9,334			7,595			1,739
Inventories, at lower of average cost
or market
Gas and oil storage	22,604						22,604
Material and supplies	8,631			7,670	825	136
Prepaid expenses and other	16,632		502	12,443	812	2,772	103
TOTAL CURRENT ASSETS	295,993	(173,081)	12,792	200,441	30,089	36,374	189,378
PROPERTY, PLANT AND
EQUIPMENT	2,456,332		7,491	1,681,753	516,162	223,134	27,792
Less accumulated depreciation,
depletion and amortization	937,267		385	600,366	262,523	70,728	3,265
NET PROPERTY, PLANT AND
EQUIPMENT	1,519,065		7,106	1,081,387	253,639	152,406	24,527
INVESTMENT IN UNCON-
SOLIDATED AFFILIATES	33,229	(787,064)	787,064	128		32,639	462
LONG-TERM NOTES
RECEIVABLE		(350,000)	350,000
OTHER ASSETS
Goodwill	61,423			61,423
Fair value of hedging contracts	1,815			1,412			403
Other noncurrent assets	11,506		2,301	812	8,348	11	34
TOTAL OTHER ASSETS	74,744		2,301	63,647	8,348	11	437

	$ 1,923,031	$(1,310,145)	$1,159,263	$1,345,603	$292,076	$221,430	$214,804

EXHIBIT A-3.2 (continued)
QUESTAR MARKET RESOURCES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(Unaudited)
			Questar
	Questar Market		Market	Questar		Questar	Questar
	Resources	Intercompany	Resources	E & P	Wexpro	Gas	Energy
	Consolidated	Eliminations	and Other	Consolidated	Company	Management	Trading
	(In Thousands)
CURRENT LIABILITIES
Notes payable to affiliates	$61,200			$61,200
Accounts payable and accrued expenses
Accounts and other payables	183,346	($173,081)	$11,980	124,443	$29,110	$16,721	$174,173
Production and other taxes payable	36,127		(338)	16,360	18,130	1,232	743
Interest	8,495		8,495
Federal income taxes payable
(receivable)	4,559		(1,052)	1,078	1,728	1,656	1,149
Total accounts payable and accrued
expenses	232,527	(173,081)	19,085	141,881	48,968	19,609	176,065
Fair value of hedging contracts	64,179			64,882		(3)	(700)
TOTAL CURRENT LIABILITIES	357,906	(173,081)	19,085	267,963	48,968	19,606	175,365
LONG-TERM DEBT,
Less current portion	350,000		350,000
LONG-TERM NOTES PAYABLE		(350,000)		295,000		35,000	20,000
DEFERRED INCOME TAXES	313,511		378	213,437	50,267	45,324	4,105
ASSET RETIREMENT OBLIGATIONS	66,375			36,236	25,050	5,089
PENSION LIABILITY (ASSET)	(1,373)			(453)	(710)	(147)	(63)
POST-RETIREMENT BENEFITS	8,472		9	3,959	2,440	1,739	325
FAIR VALUE OF HEDGING
CONTRACTS	14,471			14,471
OTHER LONG-TERM LIABILITIES	24,799		894	12,732	162	11,011

COMMON SHAREHOLDERS’
EQUITY
Common stock	4,309	(5,999)	4,309	5,999
Additional paid-in capital	116,027	(425,002)	116,028	306,454	66,717	44,629	7,201
Retained earnings	710,684	(398,212)	710,710	233,761	99,182	59,177	6,066
Accumulated other comprehensive
income (loss)	(42,150)	42,149	(42,150)	(43,956)		2	1,805
TOTAL COMMON
SHAREHOLDERS’ EQUITY	788,870	(787,064)	788,897	502,258	165,899	103,808	15,072
	$1,923,031	($1,310,145)	$1,159,263	$1,345,603	$292,076	$221,430	$214,804